November 15, 2023

VIA E-MAIL

Elizabeth J. Reza
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199-3600

       Re:     Voya Enhanced Securitized Income Fund
               Initial Registration Statement on Form N-2
               File Nos: 333-274872 and 811-23903

Dear Ms. Reza:

On October 5, 2023, Voya Enhanced Securitized Income Fund (the    Fund   )
filed a registration
statement on Form N-2 (the    Registration Statement   ) under the Securities
Act of 1933, as
amended (the    1933 Act   ) and the Investment Company Act of 1940, as amended
(the    1940
Act   ). A delaying amendment was filed on October 16, 2023, to include the language required by
Rule 473 under the 1933 Act.

We have reviewed the filings and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. Unless otherwise specified, references to items, instruction numbers and guides in this letter are to items and instructions in Form N-2, and the Guidelines for Form N-2, respectively. References to rules are to the rules under the 1940 Act.

General

1. We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund) and contains bracketed disclosures (e.g., fee table and expense example). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.
       Please plan accordingly.
 2. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3. Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

4.    We note that the Fund intends to issue three separate classes of shares:
A, C and I. If the
      Fund has not yet received exemptive relief to offer multiple classes of shares, please revise the disclosure to clearly identify which share class will be available for purchase unless and until the Fund receives exemptive relief. Please also state each time the fund references the offer of multiple classes that it is uncertain when such exemptive relief will be granted, if at all.
5.    Please tell us if you have presented or will present any    test the
waters    materials to
      potential investors in connection with this offering. If so, please provide us with copies of such materials.
6. Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.
Accounting Comments

General

7. Please explain to us how the fund intends to account for any organization and offering costs expected to be incurred, including references to any applicable guidance under U.S. GAAP.

8. Please explain to us whether the fund intends to enter into any warehousing transaction or fund acquisition.

Fee Table

9. To the extent that the fund intends to invest in the shares of one or more acquired funds, please include an Acquired Fund Fees and Expenses caption to the fee table to reflect the costs expected to be incurred indirectly by the fund through such investments. Please see
      Form N-2, Item 3, General Instruction 10.

10.   We note that the Fund   s management fee is calculated on    total
managed assets,    including
      borrowings. Please restate the management fee rate in the fee table as a percentage of net assets, including the effects of leverage, that would be attributable to common shares.

Seed Financial Statements

11. Please explain to us whether the seed capital financial statements will include a seed statement of operations. If no seed statement of operations is expected to be included, please explain the basis for omitting such financial statement.



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 Legal Comments
Cover Page

12. Please revise the formatting of the cover page to enhance readability (e.g. please use appropriately size font).

13. Please revise the cover page to disclose that the Fund is an interval fund that will make periodic repurchase offers for its securities, subject to certain conditions. The cover page should also specify the anticipated frequency of such offers; the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the fund's initial repurchase offer. Please include a cross reference to those sections of the
      prospectus that discuss the Fund   s repurchase policies and the
attendant risks. See Guide 10
      to Form N-2.

14. Please include on the cover page customary risk disclosures provided by closed-end fund registrants whose shares will not be listed on an exchange, including the following (as applicable to the Fund):

      x      The Fund shares will not be listed on an exchange and it is not anticipated that a
             secondary market will develop. Thus, an investment in the Company may not be
             suitable for investors who may need the money they invest in a specified timeframe.

      x      The amount of distributions that the Fund may pay, if any, is uncertain.

      x      The Fund may pay distributions in significant part from sources that may not be
             available in the future and that are unrelated to the Fund's performance, such as
             from offering proceeds, borrowings, and amounts from the Fund's affiliates that are
             subject to repayment by investors.

      x      An investor will pay a sales load of up to [_]% and offering expenses of up to [_]%
             on the amounts it invests. If you pay the maximum aggregate [__]%
for sales load
             and offering expenses, you must experience a total return on your net investment of
             [__]% in order to recover these expenses.

      x      Below-investment-grade instruments (   junk    bonds), non-agency
mortgage-backed
             securities, securities which are at risk of default as to the repayment of principal
             and/or interest at the time of acquisition by the fund or are rated in the lower rating
             categories or are unrated in which the Fund will invest may be difficult to value and
             may be illiquid. (Please include a cross reference to sections in the registration
             statement discussing applicable risks).

15. Please clarify the disclosure on the cover page that states that the Fund may or may not list
      its shares.    In this regard, we note that disclosure on page 10,
stating that    no market for
      Shares is expected to exist.





         Page 9 of 9
 16. Please disclose that the Fund will be investing in securitized credit instruments, as defined by the Registration Statement, and that such instruments may be of any maturity, duration or credit quality, and that such investments may be rated below
investment grade (   junk
       bonds   ).

17. Please include a cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2,
       Guide 6.
Prospectus Summary
Principal Investment Strategies, p. 1-4

18.    We note that    securitized credit instruments    are defined by the
Fund to include    whole
       loans, participation in loans, including commercial and residential loans and other instruments representing cash flows from various assets such as loans, leases and various
       warehouse facilities.    Please explain in your response how the
inclusion of such types of
       investments would be consistent with the plain English meaning or established industry
       usage of the term    securitized credit.    Please revise the disclosed
definition of    securitized
       credit instruments    accordingly.

19. We note that in addition to the stated policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in securitized credit, the disclosures in the section
       state that the Fund    may    invest in a variety of other investments,
including ETFs, various
       types of derivatives and synthetic instruments. Please review the disclosures and confirm whether the Fund, in accordance with its principal investment strategies, intends to invest in all categories of investments that are referenced. If any of the listed investments are not principal investment strategies, please revise the disclosure accordingly.

20. With respect to investments in ETFs, please confirm that the Fund will look through such investments for compliance with its 80% non-fundamental investment policy. Please clarify whether the Fund will invest in affiliated or unaffiliated investment companies. Please include appropriate risk disclosures regarding risks and conflicts of interest associated with investments in affiliated ETFs, if applicable.

21.    Please clarify whether there is any limit to the amount of the Fund   s
net assets that may be
       invested in foreign investments.

22.    Please confirm that the Fund   s investment in other fixed-income
instruments, REITs, and
       equities will not be counted towards its 80% investment in securitized credit instruments,
       and describe any limitations on the Fund   s purchase of such
instruments.

23. The disclosure indicates that the Sub-Adviser intends to take ESG factors into account when evaluating investments. Please identify examples in the disclosure of ESG criteria that the Adviser considers. Please also clearly disclose whether ESG criteria are applied to all investments and, if accurate, that an investment could be made in a company that rates poorly on ESG if it rates strongly on other non-ESG factors that are considered.



           Page 9 of 9
 Principal Risks, pp. 4-15

24. For investor comprehension and clarity, please consider reordering risks in order of significance rather than presenting them alphabetically. See ADI 2019-08
- Improving
       Principal Risks Disclosure.

25. Please review the risk factors to ensure that each identified risk corresponds to the types of investments that the Fund has referenced as part of its principal investment strategy (e.g., covenant-lite loans, credit risk transfer securities, real estate companies). Similarly, please ensure that any risks related to each identified principal investment strategy are discussed in the principal risks section.

       Covenant-Lite Loans, p. 5

26. Covenant-lite loans are not identified as principal investments of the Fund. If the Fund may invest in such loans indirectly through the investment in CLOs, please clarify in the principal investment strategy.

       Environmental, Social and Governance (Fixed Income), p. 8

27. Please consider moving the ESG risk factor to the SAI (or another section of the
       Registration Statement), to the extent ESG criteria are not part of the
Fund   s principal
       investment strategy.

       Duration; Floating Rate Investments, pp. 7-8

28.    The disclosures describe the meaning of the terms    duration    and
floating rate
       investments    without discussing Fund risks. Please revise.

       Limited Secondary Market for Loans, p. 11

29. Please clarify whether the Fund is exposed to the stated risks directly or indirectly, as a result of its investment in securitized credit.

       Other Investment Companies, pp. 12-13

30. We note HOLDRs are not described in the principal investment strategy as one of the forms of other investment companies in which the Fund may invest. Please review and revise the risk factor discussion to ensure that only risks related to enumerated principal investment strategies are described.

       Warehouse Investments, p. 15

31.    Please confirm supplementally that the Fund does not intend to
warehouse    any investments prior
       to launch. We may have additional questions.




             Page 9 of 9
 Investment Objectives and Policies, p. 19

32.    We note that the discussion of the Fund   s definition of    securitized
credit instruments    is
       different from the definition in the summary (page 2, first paragraph). Please reconcile.

33.    Please include a description of the Fund   s fundamental policy adopted
under Rule 23c-3.

34.    We note the Fund   s policy on borrowing states the Fund will borrow to
acquire loans and
       other investments. Please clarify whether the Fund intends to borrow funds in order to acquire securitized credit instruments.

Risk Factors and Special Considerations, pp. 20-34

       Derivative Instruments, pp. 23-24

35. Please tailor the risk factor to address the risks posed by the derivative instruments identified as principal investments of the Fund in the principal investment strategy. See
       Barry Miller letter to ICI (2010).

       Floating or Variable Rate Loans, p. 24

36. Please address how fluctuations in interest rates will affect floating or variable rate loans.

       Foreign (Non-US) Investments, pp. 24-25

37.    Please confirm that the Fund will not invest in emerging markets.

       Leverage, pp. 26-28

38. We note that there is no risk factor discussion in the prospectus regarding restrictive covenants, as the section referenced in the disclosure appears to be missing. Please revise, as appropriate. In addition, please highlight in the summary, the risk that the failure to pay
       distributions or dividends may lead to the loss of the Fund   s status
as a regulated
       investment company under Regulation M of the Internal Revenue Code. See Guide 6 to
       Form N-2.

39. Please highlight the risk of conflicts of interest arising from leverage on the fees received by the Adviser in the prospectus summary.

       Annual Expenses without Borrowing, p.27

40.    Please explain in your response the reason for restating the Fund   s
fee table in this section
       of the Registration Statement. Please consider deleting.





            Page 9 of 9
       Effect of Leverage, p. 28

41. Please delete this table which is permitted only if the prospectus offers common stock and the Fund has outstanding senior securities which it does not. See Item 8.3.a.

      Residential Mortgage Loans, p. 32

42. Please clarify in the first sentence whether the Fund invests directly in residential mortgage loans or if its exposure is indirect through its investment in securitized residential mortgage loans.

Further Information About Principal Risks, p. 35

43. Please delete this subheading since the risks presented appear to be principal risks. Please confirm that each of these risks is identified in the prospectus summary.

Frequent Trading-Market Timing, p. 46

44. Please confirm that the disclosure throughout the registration statement is accurate. For
      example, we note the first paragraph states    It is possible that
frequent, short-term trading
      activity may occur in the Fund    even though the Fund will not be listed
on an exchange.

Statement of Additional Information

      Fundamental Investment Restrictions, p. 37

45.   Please revise to include a brief explanation of    to the extent
permitted by applicable law
      for each restriction.

Organizational Documents

46. We note that the Declaration of Trust includes several provisions that limit shareholder actions. Please briefly describe the following provisions in the prospectus:

      x   Section 9.9 provides for exclusive Delaware jurisdiction as well as the waiver of the
          right to jury trial;

      x   Section 9.10 limits derivative actions by shareholders requiring: (a)
pre-suit demand
          upon the Board of Trustees, (b) 10% joinder of shareholders to make a demand, (c)
          reasonable time be given to Trustees to consider the demand, and (d) reimbursement of the Trustees by shareholders in the event Trustees do not bring an action; and

      x   Section 9.11 states shareholders may not bring any general direct action against the
          Trust.

       With respect to Section 9.10 and the 10% joinder and reimbursement requirements, please



          Page 9 of 9
        ensure that neither of these provisions apply to claims brought under the federal securities laws.


                                   *      *       *       *        *

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6870 or hahnja@sec.gov.

                                                      Sincerely,

                                                      /s/ Jaea Hahn

                                                      Jaea Hahn
                                                      Senior Counsel


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Asen Parachkevov, Branch Chief
       Catalina Jaime, Accounting Branch Chief
       Tony Burak, Accounting Reviewer





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